Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

November 27, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re: Post-Effective Amendment No. 107 to the Registration Statement on Form N-1A of DWS Diversified Market Neutral Fund (formerly DWS Disciplined Market Neutral Fund) and DWS Select Alternative Allocation Fund (each, a “Fund,” and together, the “Funds”), each a series of DWS Market Trust (the “Trust”) (Reg. Nos. 002-21789, 811-01236)

Dear Mr. Di Stefano,

This letter is being submitted on behalf of the Funds in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on November 18, 2013 relating to the above-captioned Post-Effective Amendment filed with the SEC on October 2, 2013.

The Staff’s comments are restated below followed by the Funds’ responses.

DWS Diversified Market Neutral Fund

1.      Expense Waiver/Reimbursement Arrangements

a.
Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the fee table will extend for at least one year from the date of the Prospectus.  Also, please confirm that the Fund’s investment advisor does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response: The Fund’s contractual expense waiver/reimbursement arrangements will not extend for one year from the date of its Prospectus; therefore, the final version of the Fund’s Prospectus has been revised to remove the contractual expense waiver/reimbursement arrangements from the Fund’s fee table.  The Fund is not aware of any arrangements to allow its investment advisor to recoup any payments made pursuant to the expense waiver/reimbursement arrangements.

2.    Principal Investment Strategy and Main Risks

a.
Comment: The second sentence under the heading “Main Investments” in the “Principal Investment Strategy” section of the Fund’s Prospectus states: “Pursuant to the investment management teams’ different investment strategies, the fund’s investment portfolio is primarily comprised of exposure to long and short positions in securities and other investments (emphasis added) from US, foreign and emerging markets.”  Please list these other investments under “Main Investments,” indicate to what extent the Fund may invest in them, and describe any material attendant risks.

Response: The disclosure has been revised to state that the Fund’s “investment portfolio is primarily comprised of long and short positions in securities from US, foreign and emerging markets and may also include derivative instruments that provide long and short exposures to such securities or relevant market indices.”  The Fund’s Prospectus describes the types of derivatives each investment management team expects to use and the risks associated with derivatives.

b.
Comment:  The disclosure under the heading “Derivatives” in the “Principal Investment Strategy” section of the Fund’s Prospectus states that the Fund’s investment management teams generally may use (among other things) “contracts for difference.”  Please define “contracts for difference” in plain English in this section.

Response:  Consistent with disclosure for other derivative types, we do not believe it is necessary to specifically define “contracts for difference” in the Fund’s Prospectus.  We note that a detailed discussion of “contracts for difference” appears in Part II of the Fund’s Statement of Additional Information, which discussion we have further supplemented.

c.
Comment: The third bullet in the “Other Policies and Risks” section indicates that the Fund may trade actively.  To the extent the Fund does trade actively, please disclose active trading as a principal investment strategy and describe its material attendant risks.

Response:  Because the Fund had a portfolio turnover rate in excess of 100% during its previous fiscal year and a high portfolio rate is anticipated for the current fiscal year, the above-mentioned active trading disclosure has been relocated to the “Principal Investment Strategy” section in the Summary and Fund Details sections of the Fund’s Prospectus (i.e., the Fund will disclose as a principal investment strategy that it may trade actively and that such trading could raise transaction costs (thus lowering returns) and result in increased taxable distributions to shareholders and distributions that will be taxable to shareholders at higher federal income tax rates).

DWS Select Alternative Allocation Fund

1.      Expense Waiver/Reimbursement Arrangements

a.
Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the fee table will extend for at least one year from the date of the Prospectus.  Also, please confirm that the Fund’s investment advisor does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response: The Fund’s contractual expense waiver/reimbursement arrangements will not extend for one year from the date of its Prospectus; therefore, the final version of the Fund’s Prospectus has been revised to remove the contractual expense waiver/reimbursement arrangements from the Fund’s fee table.  The Fund is not aware of any arrangements to allow its investment advisor to recoup any payments made pursuant to the expense waiver/reimbursement arrangements.

2.    Principal Investment Strategy and Main Risks

a.	Comment: Please explain what is meant by the term “Alternative” in the Fund’s name and whether the Fund’s name should be subject to Rule 35d-1 under the Investment Company Act of 1940.

Response:  The term “Alternative” as used in the Fund’s name connotes types of investment strategies that the underlying funds in which the Fund invests may utilize as opposed to types of investments. Therefore, the Fund believes Rule 35d-1 should not apply.

b.
Comment:  Please provide under the heading “Main Investments” in each Principal Investment Strategy section of the Fund’s Prospectus a summary listing of the principal types of securities and derivatives in which the Fund’s underlying funds may invest.

Response: The requested disclosure has been added.

c.
Comment:  In “Commodities-Related Investments Risk” under “Main Risks” in the Summary section of the Fund’s Prospectus, please provide additional disclosure regarding the special risks associated with commodities-linked derivative instruments.

Response: The requested disclosure has been added.

d.
Comment: The third bullet in the “Other Policies and Risks” section states that the Fund or its underlying funds may trade actively.  To the extent the Fund does trade actively, disclose active trading as a principal investment strategy and describe its material attendant risks.

Response:  As a fund-of-funds, the Fund has historically had and continues to have a relatively low portfolio turnover rate.  Consequently, we do not think it would be appropriate to list active trading as a principal investment strategy for the Fund.  The above-mentioned active trading disclosure has been modified to eliminate the reference to the Fund.  The modified disclosure now only recites that the Fund’s underlying funds may trade actively.

In addition to the foregoing comments, the Staff noted that asset segregation in connection with the Funds’ positions in total return swaps should be done in a manner the Funds believe is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the SEC staff.  The Funds understand that the SEC or the SEC staff could issue future guidance in this area.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc.  John Marten, Vedder Price P.C.

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